FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

www.tevapharm.com

| Contact: | Elana Holzman | Teva Pharmaceutical Industries Ltd. | 972 (3) 926-7554 |
| | Kevin Mannix | Teva North America | (215) 591-8912 |

For Immediate Release

TEVA INTRODUCES NICARDIPINE HCL INJECTION IN THE UNITED STATES; FIRST ALTERNATIVE TO CARDENE® I.V.

Jerusalem, Israel, September 22, 2008 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today the introduction of Nicardipine Hydrochloride Injection, 2.5 mg/mL, which is AP-rated to EKR Therapeutics' hypertension treatment Cardene® I.V. Teva's product is the first alternative to the brand product, which had annual sales of approximately $181 million in the United States for the twelve months ended June 30, 2008, according to IMS sales data.

Teva is manufacturing and distributing the product, under license, as part of a license and distribution agreement entered into between Teva and Exela PharmSci, Inc., a Reston, VA based pharmaceutical development company.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                        (Registrant)

By: /s/ Eyal Desheh
                                        Name: Eyal Desheh
                                        Title: Chief Financial Officer

Date: September 22, 2008